Ardmore Shipping Corporation

Hamilton House

10 Queen Street, Suite 102

Hamilton, HM 11

Bermuda

Telephone: (441) 405 7800

September 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation
Registration Statement on Form F-3
Filed August 21, 2015
File No. 333-206501

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ardmore Shipping Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 12:00 p.m., Eastern Time, on October 2, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

(1) If the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name:	Paul Tivnan
Title:	Chief Financial Officer